EXHIBIT 99.1

Asx Announcement

(ASX: NVX)

Notification of AGM and Closing date for receipt of Director nominations

BRISBANE, AUSTRALIA, February 19, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, advises that its 2025 Annual General Meeting (AGM) will be held on Wednesday 2 April 2025 at 9:00am (AEST). Further details relating to the meeting will be advised in the Notice of Meeting, which will be distributed to shareholders in due course.

In accordance with the Company’s constitution and ASX Listing Rule 3.13.1, notice is provided that the closing date for receipt of nominations of persons to be considered for election as a director at the AGM must be received at the Company’s registered office no later than 5:00pm (AEST) on Friday 28 February 2025.

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com